Exhibit 15.1

March 22, 2022

To the Board of Directors and Shareholders of

PSI Group Holdings Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of PSI Group Holdings Limited and its subsidiaries for the periods ended June 30, 2021 and 2020, as indicated in our report dated March 22, 2022; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
March 22, 2022	Certified Public Accountants